Press Release	November 3, 2021

Enhanced Access to Vanadium and Profitability Indicated by Pre-Feasibility
Study Strengthens Foundation for Strategic Commitment to Energy Storage
Business

All amounts expressed are in U.S. dollars, denominated by "$".

  Technical Report Outlines a Significant Expansion of V2O5 Production and Reserves Supported by New Cash Flow Generation from TiO2 Pigment Co-Product Sales and a 20 Year Mine Life for the Maracás Menchen Mine

  $2.0 Billion After-Tax NPV7% for Largo's Vanadium-Titanium Operations (including an increase of 12 years in mine life over the Company's 2017 filed technical report)

  Value Generated By the Maracás Menchen Mine is Expected to Be Additive to the Potential Value Generated by the Company's Energy Storage Business Initiatives in the Long Term

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is very pleased to announce positive results of an updated mining plan to provide enhanced access to the vanadium needed for the Company to continue to execute on its energy storage transition strategy. An independent technical report (the "Technical Report") is being prepared in respect of the Company's Maracás Menchen Mine in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). See Appendix A for additional details on the Technical Report.

Largo's Board of Directors has approved the vertical integration of the Company's foundational mining business with its recently announced energy storage operations, with a view to becoming a global leader in the redox flow battery sector. In executing on this shareholder value creation strategy, the Company has undertaken a comprehensive optimization study for the Maracás Menchen Mine, with the objectives of improving forecast vanadium production efficacy and extending mine life. Drilling and engineering work performed on the Campbell Pit, and NAN and GAN deposits, in addition to the inclusion of titanium dioxide ("TiO2") has resulted in a significant increase in reserves and resources. In comparison to the Company's restated 2020 Annual Information Form, the Technical Report details a 305% tonnage increase in Proven and Probable reserves and a 128% tonnage increase in Measured and Indicated resources for the Maracás Menchen Mine supported by a robust economic assessment, which indicates a material increase in the profitability and net present value of the Company's mining operations.

The materially enhanced Company profitability forecast by the Technical Report is driven by expanded V2O5 production and incremental cash flows generated by the production and sale of TiO2 pigment as a co-product. The Company believes the enhanced profitability of the mining operations contemplated by the Technical Report will unlock the flexibility to allocate operating costs between V2O5 and TiO2 in a manner that will drive increased market competitiveness and create additional shareholder value.

Ian Robertson, Co-Chair of Largo, stated: "The increase in V2O5 production, extension of planned mine life and opportunity to deliver significant enhanced cash flow support our ambition of becoming an industry leader in the long duration energy storage sector with our vanadium redox flow battery solution. Following Board approval of our strategic transition to become an energy storage leader and approval of Phase 1 of our operational scenario contained in the Technical Report, I look forward to working collaboratively with Paulo Misk to pursue our clear and profitable path forward for Largo, one that we believe will create significant value for our shareholders."

Paulo Misk, President and CEO of Largo, stated: "Our updated mine plan contemplates a phased expansion approach to include the production of TiO2 pigment. When combined with the results from our existing vanadium production, significant free cash flow of more than $4.0 billion dollars over the life of mine is forecast. Part of the TiO2 feedstock will be sourced from non-magnetic concentrate and from the TiO2 content in the vanadium ore created from our ongoing operations making our TiO2 production more profitable compared to a business engaged in the full scope of TiO2 mining activities."

Implications of the Technical Report:

  Enhanced Profitability and Market Competitiveness: In addition to the significant shareholder value created through the enhanced profitability delivered from the sale of TiO2  pigment,  expanded V2O5 production is expected to drive increased competitiveness of the Company's products in the energy storage market

  V2O5 production expansion: Current nameplate production capacity of 13,200 tonnes per annum expected to increase to an approximate average of 15,900 tonnes per annum in 2032

  Updated Mine Life of 20 Years: Total operating mine life for the Maracás Menchen Mine of 20 years, representing an increase of 12 years in mine life compared to the parameters set forth in the Company's 2017 technical report

  Technical Report Indicates $2.8 billion Pre-Tax NPV7% / $2.0 billion After-Tax NPV7% for Largo's Mining Operations: Using weighted average price of $8.80/lb vanadium pentoxide ("V2O5")(inclusive of high purity V2O5 premium), $3,685.0/tonne TiO2 pigment and $210.0/tonne ilmenite. Anticipated cash flow generated from the Company's TiO2 pigment product sales are expected to self-fund additional processing plant expansions of the Company's TiO2 pigment chemical processing plant; in due course, the Company's energy storage business may add significant additional value in conjunction with the Maracás Menchen Mine operations

Technical Report and Qualified Persons

A Technical Report prepared in accordance with NI 43-101 for the Maracás Menchen Mine will be filed on SEDAR (www.sedar.com) on or before December 20, 2021. The Technical Report will be focused on the development of V2O5 and TiO2 production and mine life. The Technical Report does not specifically address the Company's energy storage business. All comments related to the energy storage business are the opinion of the Company. Readers are encouraged to read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the Mineral Reserve and Mineral Resource declaration. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Mineral Reserve and Mineral Resource statement for the Maracás Menchen Mine included in this press release (including Appendix A) were prepared under the supervision of by Porfírio Cabaleiro Rodriguez, Mining Engineer, BSc (Mine Eng), FAIG, GE21 director. Mr. Rodriguez is a "qualified persons" as defined in National Instrument 43-101 and have reviewed and approved disclosure of the scientific and technical information and data in this press release that relate to the mineral operations which will be the subject of the Technical Report but has not reviewed disclosure relating to the Company's energy storage business.

About Largo

Largo is a Canadian-based company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company believes that the development and sale of vanadium-based utility scale electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE± vanadium redox flow battery technology results in a competitive and practical long duration energy storage product. Consequently, the Company is undergoing a strategic transformation through the creation of energy storage business operations to be vertically integrated with its highly efficient vanadium production mining operations, to create a unique competitive advantage in the rapidly growing long duration energy storage market.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoresources.com.

###

For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Appendix A

Technical Report Overview

The Technical Report results outline a robust economic assessment of the Maracás Menchen Mine based on an increase in Reserve and Resources following significant drilling work arising partly with the new inclusion of titanium dioxide ("TiO2") production sourced from existing V2O5 deposits, the construction and subsequent phased expansions of an ilmenite concentrate plant and TiO2 pigment processing plant and an expansion of the Company's vanadium operations in Brazil. Largo retained GE21 Consultoria Mineral Ltda. ("GE21") to prepare the Technical Report which contains an updated Life of Mine Plan ("LOMP") for its Campbell Pit, new LOMP's for the Novo Amparo Norte ("NAN") and Gulçari A Norte ("GAN") deposits and a Pre-Feasibility Study for the Maracás Menchen Mine.

The key assumptions underlying the Technical Report are based on the exclusive sale of the mining operations' vanadium products, in the open market at spot price, including premiums, for use in the steel additive, chemical and aerospace sectors and do not consider any potential value from sales to the Company's energy storage operations. Should the Company's business evolve such that it is believed that the integrated use of the Company's vanadium products with the energy storage operations generates a higher economic benefit, the Company may prioritize sales of its vanadium products to the energy storage market, including its own energy storage business. Any significant changes to the overall economics that result from such change would have to be contained in a new NI 43-101 technical report.

Since 2018, the Company has worked diligently on creating a new operational vision for the Maracás Menchen Mine with the objective of creating a mine plan and strategy that optimizes substantial return on investment, while achieving profitability through the inclusion of ilmenite and TiO2 and expansion of the Company's vanadium operations. Consistent with that objective, the Company has evaluated and is expected to implement phased operational scenarios that will generate positive margins and drive meaningful cash flow over the balance of the mine life.

Resource and Reserve Updates

(see Reserve and Resource tables below for details)

Campbell Pit:

  As defined in the Company's restated Annual Information Form, the Campbell Pit 2020-year end reserves, adjusted for mining depletion, totaled 14.90 million tonnes of Proven and Probable Reserves with a total Measured and Indicated Resources of 15.71 million tonnes and Inferred Resources of 1.61 million tonnes.

  The updated Campbell Pit Proven and Probable Reserves has increased 20% to 17.85 million tonnes.

  The updated Campbell Pit Measured and Indicated Resources has increased 24% to 19.43 million tonnes, with an increase of 217% in Inferred Resources to 5.10 million tonnes following the inclusion of TiO2.

NAN and GAN Deposits

  In addition, the new mine plan will include Mineral Reserve contributions from the NAN and GAN deposits based on recent drilling work and the inclusion of TiO2. The maiden NAN Proven and Probable Reserves  total 22.35 million tonnes.

  As previously announced (see press release dated June 11, 2019) the Measured and Indicated resources at NAN totaled 12.23 tonnes with an Inferred Resource of 11.33 million tonnes. The maiden NAN Measured and Indicated resources now total 22.89 million tonnes, representing an 87% increase. The updated NAN Inferred Resource decreased 48% to 5.90 million tonnes due to upgrading of previous Inferred mineralization to a higher confidence of mineral categories.

  As stated in the Company's restated Annual Information Form, GAN had an Inferred Resource of 9.73 million tonnes.

  The maiden GAN Proven and Probable Reserves total 20.16 million tonnes. The upgraded GAN Measured and Indicated resources total 21.37 million tonnes.

  The updated GAN Inferred Resource decreased 53% to 4.52 million tonnes due to upgrading previous Inferred mineralization to a higher confidence of mineral categories.

Proven and Probable Reserves for the Maracás Menchen Mine now total 60.36 million tonnes, representing a 305% increase over the 14.90 million tonnes previously reported in Company's restated 2020 Annual Information Form.

Measured and Indicated resources at the Maracás Menchen Mine, including all deposits, has expanded from 27.94 million tonnes to 63.69 million tonnes, representing a 128% increase. Inferred Resource at the Maracás Menchen Mine has decreased 31% from 22.67 million tonnes to 15.52 million tonnes as a consequence of converting substantial material to a higher confidence of mineral categories at NAN and GAN.

Phase 1: Ilmenite Concentration Plant + TiO2 Pigment Processing Plant Construction (2022-2023)

  Phase 1 considers an ilmenite concentration plant with a capacity to produce 150,000 tonnes of ilmenite concentrate per year from the Campbell Pit non-magnetic concentrate as previously approved by the Company's Board of Directors (the "Board") (see press release dated March 18, 2021). Concurrent with this approval, the Company will invest $25.2 million in 2022 to construct the ilmenite concentration plant with production expected to commence in 2023. The majority of the ilmenite concentrate will be fed through the Company's new TiO2 pigment chemical processing plant which is to be constructed in Camaçari, Brazil in 2022 and 2023. The TiO2 pigment chemical processing plant is expected to produce 30,000 tonnes of TiO2 pigment per year beginning in 2024 with a total investment of $96.4 million ($50.7 million in 2022 and $45.7 million in 2023). The Company anticipates that the Total investment for Phase 1 will be $121.6 million and will generate an average production of 140,000 tonnes of ilmenite concentrate (from 2023 to 2025) and 30,000 tonnes of TiO2 pigment per year (from 2024 to 2025). The ilmenite concentrate production is expected to supply all necessary feedstock for the TiO2 pigment chemical processing plant with any surplus being sold in the open market . The Company's annual V2O5 equivalent production capacity of 13,200 tonnes will remain unchanged during this period.
  The Company's Board has also approved the additional TiO2 pigment plant expenditures for Phase 1.
  Estimated Unit Cash Costs1: $2.31/lb V2O5 (Campbell Pit)

Phase 2: TiO2 Pigment Processing Plant + Vanadium Trioxide Plant Expansions (2024-2025)

  Phase 2 will consider the expansion of the Company's TiO2 pigment chemical processing plant located in Camaçari, Brazil to a nameplate capacity of 60,000 tonnes of TiO2 pigment per year. The Company estimates a total investment of $59.8 million with $29.9 million to be incurred in 2024 and $29.9 million in 2025. The ilmenite concentrate feedstock that will support the Company's TiO2 pigment production in 2026 and 2027 will be sourced from the current Campbell Pit non-magnetic concentrate (86%) and from the non-magnetic stock contained within ponds (14%) from past operations. The Company does not estimate any surplus of Ilmenite concentrate production during this period. In 2024, the Company will consider an expansion of the vanadium trioxide ("V2O3") plant in Maracás with a total investment of $4.7 million. This expansion is expected to double current capacity of 14 tonnes per day to 28 tonnes and will support the Company's VRFB deployment plans. The Company's annual V2O5 equivalent production capacity of 13,200 tonnes will remain unchanged during this period.

  Estimated Unit Cash Costs1: $2.31/lb V2O5 (Campbell Pit), $1,765.81/tonne TiO2 Pigment

Phase 3: TiO2 Pigment Processing + Ilmenite Concentration Plant Expansions (2026-2028)

  Phase 3 will consider a further expansion of the Company's TiO2 pigment chemical processing plant to a capacity of 120,000 tonnes of pigment production per year with an expected cost of $132.0 million to be incurred in 2026 and 2027. The Company expects to reach a production rate of 120,000 tonnes of TiO2 pigment from 2028 to 2040. Concurrent with the TiO2 pigment chemical processing plant expansion, the Company will also perform an expansion of its ilmenite concentration plant in Maracás to support its TiO2 pigment chemical plant expansion a new average production rate of approximately 425,000 tonnes of ilmenite concentrate per year. The Company plans to invest $36.5 million to support this expansion and will source the ilmenite concentrate feedstock from its stocks of non-magnetic material located in its tailings ponds from past operations. The stocked material in the Company's tailings ponds will be depleted in 2032, at which point the Company plans to source feedstock for its ilmenite concentrate processing plant from the non-magnetic concentrate generated from the GAN and NAN operations. From 2033 to 2040, there will be an average ilmenite concentrate surplus of 144,000 tonnes, which the Company expects to sell in the open market. The Company's annual V2O5 equivalent production capacity of 13,200 tonnes will remain unchanged during this period and for the years 2029 and 2030.
  Estimated Unit Cash Costs1: $2.31/lb V2O5, $1418.43/tonne TiO2 Pigment

Phase 4: V2O5 Expansion (2029-2032)

  The Company's Campbell Pit will be depleted in 2032 at which point the Company expects to begin mining and processing of its NAN and GAN deposits. The Company plans to invest in duplicate crushing, milling, kiln and leaching circuits, with a total investment of $230.6 million ($23.1 million in 2029, $69.2 million 2030, $92.3 million in 2031 and $46.1 million in 2032). This expansion is expected to result in an approximate average of 15,900 tonnes from 2033 to 2041. The duplicate crushing circuit will be located near the NAN orebody, which is roughly 6.5 km from the Campbell Pit. The pre-concentrate will be transported by truck and milling circuit, second kiln and leaching circuit will be located near the Company's current operations.
  Phase 2, 3 and 4 are each subject to the Board's approval.
  Estimated Unit Cash Costs1: $2.31/lb V2O5 (Campbell Pit), $3.65/lb V2O5 (NAN and GAN), $1,552.89/tonne TiO2 Pigment (2033-2041)

Additional supporting parameters of the Technical Report economics are presented in the following table:

Key Assumptions	Life of Mine
Exchange Rate (R$/US$)	5.1
Commodity Prices	Weighted average price of $8.80/lb V2O5 (inclusive of high purity V2O5 premium), $3,685.0/tonne TiO2 pigment and $210.0/tonne ilmenite
Vanadium Premium (% of sales)	25
Tonnes / lb	2204.62
Production Profile	Life of Mine
Mine Life (Years)	20
Mining Rates (million, tonnes / year)	8.3 (Campbell Pit: 2022-2032), 42.0 (NAN/GAN: 2032-2041),
Strip Ratio (Waste : Ore)	3.94 : 1 (Campbell Pit), 7.76 : 1 (NAN), 6.92 : 1 (GAN)
Project Economics
NPV7% (Pre-tax, After-Tax)	$2.8 billion, $2.0 billion
Discounted Life of Mine Cash Flow (Pre-Tax, After-Tax)	$5.8 billion, $4.2 billion
CAPEX	$590.0 million
Sustaining CAPEX	$234.0 million

Maracás Menchen Mine Mineral Reserves Estimates (as at October 10, 2021)

Category	Tonnage (Mt)	%Magnetics	Head		Magnetic Concentrate			Metal Contained
			%V2O5	%TiO2	Mag (Mt)	%V2O5	%TiO2	V2O5 in Magnetic Concentrate (t)	TiO2 Non-Magnetic Concentrate
									(t)
Campbell Pit[i]
Proven	15.64	31.91	1.22	8.02	4.99	3.14	5.04	156,686	1,002,650
Probable	2.21	29.77	1.02	8.22	0.66	2.69	4.54	17,677	151,610
Total Campbell Pit Reserve	17.85	31.65	1.20	8.04	5.65	3.09	4.98	174,363	1,154,260
GANii
Proven	12.10	17.75	0.49	7.57	2.15	1.88	1.94	40,375	874,242
Probable	8.06	21.15	0.57	8.33	1.71	2.04	2.29	34,790	632,616
Total GAN Reserve	20.16	19.11	0.52	7.87	3.85	1.95	2.08	75,165	1,506,858
NANiii
Proven	17.43	23.22	0.7	8.71	4.05	2.36	2.95	95,538	1,399,099
Probable	4.92	23.38	0.72	8.76	1.15	2.44	2.78	28,059	398,901
Total NAN Reserve	22.35	23.26	0.70	8.72	5.20	2.38	2.91	123,598	1,798,000
Total Maracás Menchen Mine Proven and Probable Reserves
Proven	45.17	24.76	0.82	8.17	11.19	2.62	3.40	292,599	3,275,992
Probable	15.19	23.12	0.68	8.45	3.51	2.29	2.78	80,526	1,183,126
Total	60.36	24.35	0.79	8.24	14.70	2.54	3.25	373,125	4,459,118

Notes:

1. Mineral Reserves estimates were prepared in accordance with the CIM Standards.

2. Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources.

3. Mineral Reserves were estimated by Guilherme Gomides Ferreira, BSc. (MEng), MAIG, a GE21 associate, who meets the requirements of a "Qualified Person" as established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014) ("the CIM Standards").

4. Mineral Reserves is reported effective date October 10th, 2021.

5. The reference point at which the Mineral Reserves are defined is the point where the ore is delivered from the open pit to the crushing plant.

6. Vanadium product comes from magnetic concentrate, while TiO2 product from non-magnetic portion.

7. Exchange rate $1.00 = R$5.10.

8. Mineral Reserves were estimated using the Geovia Whittle 4.3 software and following the economic parameters:

i. Recovery 100% and dilution 3%. Pit slope angles ranging from 37.5° to 64°. V2O5 long term price of $7.80/lb, with an additional premium of $2.50/lb for high purity product. TiO2 pigment selling price of $3,691/tonne. Mining costs of $1.60/tonne for mineralization and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 80.5%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1.374/tonne of Ilmenite concentrate. TiO2 overall recovery of 37.9%. General and Administrative (G&A) costs of $0.16/lb V2O5.

ii. Recovery 95% and dilution 5%. Pit slope angles ranging from 40° to 64°. V2O5 long term price of $7.80/lb, with an additional premium of $2.50/lb for high purity product. TiO2 pigment selling price of $3,691/tonne. Mining costs of $1.60/tonne for mineralization and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 79.2%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 40.25%. General and Administrative (G&A) costs of $0.16/lb V2O5.

iii. Recovery 95% and dilution 5%. Pit slope angles ranging from 40° to 64°. V2O5 long term price of $7.80/lb, with an additional premium of $2.50/lb for high purity product. TiO2 pigment selling price of $3,691/tonne. Mining costs of $1.60/tonne for mineralization and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 70.0%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 38.25%. General and Administrative (G&A) costs of $0.16/lb V2O5.

Non-Magnetic Reserve in Ponds (as at October 20, 2021)

Pond	Class Reserve	Volume	Density	Reserve in Stock	Grade TiO2	Contained Metal
		(km3)	(t/m3)	(kt)	(%)	(kt)
BNM 04	Probable	829.75	1.80	1,493.55	11.35	169.52
BNM 02	Probable	640.30	1.80	1,152.53	11.35	130.81
BNM 03	Probable	521.14	1.80	938.05	11.35	106.47
Total	Probable	1,991.18	1.80	3,584.12	11.35	406.80

i. Stock of "Non-Magnetic" available in the ponds

ii. Mineral Reserve in ponds were estimated based on topographic surveys (primitive data and current data) and validated with monthly process and reconciliation data.

iii. Tailings material data was sampled once every 8 hours, with an average TiO2 content of 11.35%.

iv. Recovery is 100% and no dilution was applied to the reserves.

Maracás Menchen Mine Mineral Resources (as at July 12, 2021)

Classification	Mass	Head		Magnetic Concentrate			Metal Content
		%V2O5	%TiO2	%MAG	%V2O5	%TiO2	V205	TiO2
	Mt						kt	kt
Campbell [a,i]
Measured (M)	16.36	1.23	7.98	31.84	3.15	5.04	201.2	1,305.6
Indicated (I)	3.07	0.98	7.97	28.2	2.69	4.45	30.1	244.5
Total Campbell M+I	19.43	1.19	7.98	31.27	3.08	4.95	231.3	1,550.1
GANb, ii
Measured (M)	12.11	0.49	7.55	17.70	1.88	1.93	59.8	914.5
Indicated (I)	9.25	0.58	8.28	21.13	2.08	2.27	54.1	766.5
Total GAN M+I	21.37	0.53	7.87	19.18	1.97	2.07	113.8	1,681.0
NANc, iii

Measured (M)	17.48	0.7	8.73	23.43	2.38	2.97	122.4	1,526.0
Indicated (I)	5.41	0.74	8.76	23.51	2.48	2.78	40.1	474.1
Total NAN M+I	22.89	0.71	8.74	23.45	2.40	2.92	162.4	2,000.1
Total Maracás Menchen Mine M+I
Measured (M)	45.95	0.83	8.15	24.91	2.52	3.43	383.3	3,746.1
Indicated (I)	17.73	0.70	8.37	23.08	2.31	2.80	124.2	1,485.1
Total M+I	63.69	0.80	8.21	24.40	2.46	3.26	507.6	5,231.2

Campbell Pit Inferred	5.10	0.92	8.20	26.68	2.63	3.98	47.0	418.6
GAN Inferred	4.52	0.64	8.40	22.37	2.15	2.49	29.0	380.1
NAN Inferred	5.90	0.67	7.75	21.01	2.47	2.89	39.5	456.9
Total Maracás Menchen Mine Inferred	15.52	0.74	8.09	23.27	2.44	3.13	115.5	1,255.6

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral resources were estimated by Marlon Sarges Ferreira, BSc. (Geo), MAIG, a GE21 Associate, meet the requirements of a "Qualified Person" as established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014) ("the CIM Standards").

3. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical, plus economic and mining parameters appropriate to the deposit.

a. Ordinary kriging inside 5m x 5m x 5m block size.

b. Ordinary kriging inside 10m by 10m by 5m block size.

c. Ordinary kriging inside 20m by 20m by 5m block size.

4. Presented Mineral Resources inclusive of mineral reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

5. Mineral Resource is reported with effective date July 12th, 2021.

6. Cut-off grade of 0.3% V2O5 head was applied to Mineral Resource.

7. Mineral Resources were estimated using the Geovia Whittle 4.3 software and following the economic parameters:

i. Pit slope angles ranging from 37.5° to 64°. V2O5 long term price of $15.60/lb, with an additional premium of $5.50/lb for high purity product. TiO2 pigment selling price of $7,382/tonne. Mining costs of $1.60/tonne for mineralization and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 80.5%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 37.9%. General and Administrative (G&A) costs of $0.16/lb V2O5.

ii. Pit slope angles ranging from 40.0° to 64°. V2O5 long term price of $15.60/lb, with an additional premium of $5.50/lb for high purity product. TiO2 pigment selling price of $7,382/tonne. Mining costs of $1.60/tonne for mineralization and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 79.2%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 40.25%. General and Administrative (G&A) costs of $0.16/lb V2O5.

iii. Pit slope angles ranging from 40.0° to 64°. V2O5 long term price of $15.60/lb, with an additional premium of $5.50/lb for high purity product. TiO2 pigment selling price of $7,382/tonne. Mining costs of $1.60/tonne for mineralization and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 70.0%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 38.25%. General and Administrative (G&A) costs of $0.16/lb V2O5.

Non-Magnetic Resource in Ponds (as at October 20, 2021)

Pond	Class Reserve	Volume	Density	Reserve in Stock	Grade TiO2	Contained Metal
		(km3)	(t/m3)	(kt)	(%)	(kt)
BNM 04	Indicated	829.75	1.80	1,493.55	11.35	169.52
BNM 02	Indicated	640.30	1.80	1,152.53	11.35	130.81
BNM 03	Indicated	521.14	1.80	938.05	11.35	106.47
Total	Indicated	1,991.18	1.80	3,584.12	11.35	406.80

i. Stock of "Non-Magnetic" available in the ponds

ii. Mineral Reserve in ponds were estimated based on topographic surveys (primitive data and current data) and validated with monthly process and reconciliation data.

iii. Tailings material data was sampled once every 8 hours, with an average TiO2 content of 11.35%.

iv. Recovery is 100% and no dilution was applied to the reserves.

TiO2 Metallurgical Test-Work Confidence

The Company's planned TiO2 pigment project is based on the sulfate processing method, common in the industry. Aiming to have a more environmentally friendly impact, the Company will recycle the spent sulfuric acid from hydrolysis, which avoids the production of acidic iron sulfate waste. Iron sulfate generated throughout the process will be converted into fertilizer (ammonium sulfate) and hematite using well-known processing methods. The fertilizer produced could be sold in the Brazilian market.

The TiO2 production method was supported by a consultant, Mr. Joao Tude, who has over 50 years of experience in the TiO2 industry. Mr. Tude has been assisting in the development of the Company's TiO2 project since 2018.

About GE21

GE21 is a specialized and independent mineral consulting firm based on a multi-disciplinary technical team, which offers services covering most project development stages in the mining sector. The senior staff and Board of Directors have extensive technical and operational experience, based on collaboration with relevant companies in the fields of exploration and mineral consulting in Brazil going back to the 1980's. GE21's services cover the entire mining cycle, from business strategies and target generation and investments to mine closure. GE21 routinely provides services for mineral exploration, project development, geological valuations, and resource and reserve estimation and certification according to international standards, including JORC and NI 43- 101.  In addition, GE21 also serves the mining industry by working with operators in connection with mine planning and mine optimization, technical and economic studies as well as technical audits and the application of best market practices advocated by various international codes.

Forward-Looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the intention of the Company to file the Technical Report; the estimated production schedule for Maracas Menchen Mine; the Company's guidance for production; total cash costs; all-in sustaining costs; the timing and amount of estimated future production; estimated costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; the strategic direction of the Company; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment; the timing and cost related to the build out of the ilmenite plant; eventual production from the ilmenite plant; the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a vanadium redox flow battery ("VRFB") business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time, as well as the Company's business strategies; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof . Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.

Information Concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.